SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                            --------------------

                                SCHEDULE 13D
                               (RULE 13d-101)

                             (AMENDMENT NO. 1)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)


                   AIRONET WIRELESS COMMUNICATIONS, INC.
                              (NAME OF ISSUER)

                        COMMON STOCK, $.01 PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                                00943A 10 7
                               (CUSIP NUMBER)

                              Glenn S. Hansen
         Vice President, Legal Administration and Corporate Counsel
                             Telxon Corporation
                          3330 West Market Street
                               P.O. Box 5582
                           Akron, Ohio 44334-0582
                               (330) 664-1000
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                             November 12, 1999
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_|.



      This Amendment No. 1 amends and supplements the Statement on Schedule 13D dated November 22, 1999 filed by Telxon Corporation and The Retail Technology Group, Inc. relating to the Common Stock $.01 par value per share, of Aironet Wireless Communications, Inc. by amending the cover page of this Schedule 13D to include the correct name, address and telephone number of the person authorized to receive notices and communications regarding this Schedule 13D.




                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 November 23, 1999

                                     TELXON CORPORATION


                                     By:  /s/ John W. Paxton, Sr.
                                        -----------------------------------
                                        Chairman of the Board and
                                        Chief Executive Officer


                                     THE RETAIL TECHNOLOGY GROUP, INC.


                                     By:  /s/ Woody M. McGee
                                        -----------------------------------
                                         Vice President and Chief Financial
                                         Officer